# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001124465
Persons authorized to receive notices and communications: Randal A. Nardone, 111 W. 19th St., 8th Floor, New York, New York (NY), 10011, 5162687400

## Reporting persons
- Randal A. Nardone (CIK 0001124465): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 523,930; shared voting power 0; sole dispositive power 523,930; shared dispositive power 0; aggregate amount beneficially owned 523,930 (3.2% of the class)
  Comment: The aggregate percentage of Class A Shares is based upon a total of 16,321,555 Class A Shares outstanding as of September 11, 2026.
  
  Effective as of September 11, 2026, the Issuer effected a reverse stock split at a ratio of 1-for-50 for each Class A Share, and the number of Class A Shares reported in this Amendment reflects such reverse stock split.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Comment:
This filing constitutes Amendment No. 4 (this "Amendment") to the Schedule 13D filed by Randal A. Nardone (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on February 4, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on March 28, 2019, by Amendment No. 2 filed with the SEC on June 3, 2020, by Amendment No. 3 filed with the SEC on May 22, 2023 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the "Schedule 13D") with respect to the shares of Class A common stock ("Class A Shares") of New Fortress Energy Inc., a Delaware corporation (the "Issuer").

The Reporting Person is filing this Amendment to disclose, in connection with the Issuer's Restructuring Transaction (as defined and described in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on May 27, 2026), a greater than 1% change in the percentage of shares beneficially owned by the Reporting Person.

Other than as set forth in this Amendment, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of the cover page to this Amendment is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover page to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transaction during the past 60 days involving Class A Shares.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person has the right to receive the proceeds from the sale of the Class A Shares reported on the cover page of this Amendment and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 11, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Class A Common Stock.

## Signatures
- Randal A. Nardone: /s/ Randal A. Nardone, Randal A. Nardone (09/15/2026)